

03052326

11/25/03

**AA 11-24-2003



RECEIVED
NOV 2 1 2003

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49880

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2002 (MM/DD/YY) AND ENDING September 30, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lieblong & Associates, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10825 Financial Center Parkway, Two Financial Centre, Suite 100
(No. and Street)

Little Rock	AR	72221
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mary Ellen Joyner 501-219-2003
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hudson, Cisne & Co. LLP
(Name – *if individual, state last, first, middle name*)

11412 Huron Lane	Little Rock	AR	72211
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 01 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Alex Lieblong, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lieblong & Associates, Inc., as of September 30, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Key Colony Fund, LP



Signature

President

Title



Notary Public

Rebecca J. Gaston, Notary Public
Pulaski County, Arkansas
My Commission Exp. 6-5-2008

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LIEBLONG & ASSOCIATES, INC.

FINANCIAL STATEMENTS

YEARS ENDED SEPTEMBER 30, 2003 AND 2002

WITH

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

CONTENTS


Hudson
Cisne
& Co. LLP
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Lieblong & Associates, Inc.

We have audited the accompanying statements of financial condition of Lieblong & Associates, Inc. as of September 30, 2003 and 2002, and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended that are being filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lieblong & Associates, Inc. at September 30, 2003 and 2002 and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Hudson, Cisne & Co. LLP

October 29, 2003

Hudson, Cisne, & Co. LLP
11412 Huron Lane
Little Rock, AR 72211
Phone: (501) 221-1000
Fax: (501) 221-9236

LIEBLONG & ASSOCIATES, INC.

STATEMENTS OF FINANCIAL CONDITION

SEPTEMBER 30, 2003 AND 2002

ASSETS

	2003	2002
Cash - checking	$ 3,154	$ 4,988
- money market	308,139	385,787
Accrued interest receivable	27,733	9,098
Related party receivables	25,286	19,935
Income taxes refundable	-	2,610
Prepaid expenses	7,895	6,970
Furniture, equipment and leasehold improvements, less accumulated depreciation of $162,886 and $142,020 respectively	120,369	141,235
Investment in marketable securities, at market	231,914	-
Investment in non-marketable securities, at cost	50,008	53,308
	$ 774,498	$ 623,931

LIABILITIES AND STOCKHOLDER'S EQUITY

	2003	2002
Note payable	$ 7,262	$ 11,638
Accounts payable - trade	6,176	191
Checks in excess of bank balance	4,036	-
Commissions and bonuses payable	39,556	27,956
Income taxes payable	11,884	-
Deferred income taxes	22,780	-
Total liabilities	91,694	39,785
Common stock, $1 par value, 1,000 shares authorized, 100 shares issued and outstanding	100	100
Additional paid in capital	395,666	395,666
Retained earnings	236,338	188,380
Accumulated other comprehensive income	50,700	-
Total stockholder's equity	682,804	584,146
	$ 774,498	$ 623,931

See accompanying notes.

LIEBLONG & ASSOCIATES, INC.

STATEMENTS OF INCOME

YEARS ENDED SEPTEMBER 30, 2003 AND 2002

	2003	2002
Revenues:		
Commissions	$ 1,708,600	$ 1,761,773
Rebates from clearing broker	387,429	475,282
Interest	111,879	99,643
Realized gain on sale of marketable securities	3,760	-
	2,211,668	2,336,698
Operating expenses:		
Employee compensation and benefits	1,243,982	1,251,067
Travel, meals and entertainment	528,107	664,477
Consulting fees	32,985	24,887
Clearing broker fees and computer rental	149,459	172,544
Rent expense	45,940	42,954
Error account expense	2,117	-
Depreciation and amortization	20,866	36,997
Telephone	21,438	25,535
Regulatory fees	16,529	11,719
Office expense	21,009	25,548
Subscriptions	26,436	26,463
Advertising	2,029	1,788
Insurance	7,499	6,222
Professional fees	8,500	8,560
Postage and shipping	11,552	10,751
Taxes, licenses and permits	6,498	2,958
Miscellaneous expenses	1,629	11,813
Contributions	2,975	5,700
Interest	370	341
Total operating expenses	2,149,920	2,330,324
Income before taxes	61,748	6,374
Income tax expense	13,790	2,434
Net income	47,958	3,940
Other comprehensive income		
Unrealized gain on marketable securities, net of income taxes	50,700	-
Comprehensive income	$ 98,658	$ 3,940

See accompanying notes.

LIEBLONG & ASSOCIATES, INC.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

YEARS ENDED SEPTEMBER 30, 2003 AND 2002

	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Total
Balance – October 1, 2001	$ 100	$ 395,666	$ 184,440	$ -	$ 580,206
Net income			3,940		3,940
Balance – September 30, 2002	100	395,666	188,380	-	584,146
Net income			47,958		47,958
Other comprehensive income				50,700	50,700
Balance – September 30, 2003	$ 100	$ 395,666	$ 236,338	$ 50,700	$ 682,804

See accompanying notes.

LIEBLONG & ASSOCIATES, INC.

STATEMENTS OF CASH FLOWS

YEARS ENDED SEPTEMBER 30, 2003 AND 2002

	2003	2002
Cash flows from operating activities:		
Net income	$ 47,958	$ 3,940
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	20,866	36,997
Gain on sale of securities	(3,760)	-
Related party receivables	(5,351)	(1,192)
Accrued interest receivable	(18,635)	39,995
Income taxes refundable	2,610	3,523
Prepaid expenses	(925)	51,775
Accounts payable - trade	5,985	(16,030)
Checks in excess of bank balance	4,036	-
Commissions and bonuses payable	11,600	(19,386)
Payroll tax liabilities	-	(13,666)
Income taxes payable	11,884	-
Net cash provided by operating activities	76,268	85,956
Cash flows from investing activities:		
Purchases of equipment	-	(2,825)
Purchases of securities	(345,533)	-
Proceeds from sales of securities	194,159	-
Net cash used in investing activities	(151,374)	(2,825)
Net cash flows used in financing activities:		
Payments on note payable	(4,376)	(4,261)
Net change in cash	(79,482)	78,870
Cash - beginning of year	390,775	311,905
Cash - end of year	$ 311,293	$ 390,775

See accompanying notes.

LIEBLONG & ASSOCIATES, INC.

NOTES TO FINANCIAL STATEMENTS

Note 1: Summary of significant accounting policies

Nature of operations

Lieblong & Associates, Inc. (the Company) is an introducing broker-dealer registered with the Securities and Exchange Commission, and a member of the National Association of Securities Dealers, Inc. The Company's principal sources of revenues are from commissions and investment banking activities.

Organization and startup costs

Organization and startup costs are amortized using the straight-line method over five years from the date the Company commenced operations.

All organization and startup costs were fully amortized in 2003. Amortization expense was $5,337 in 2002.

Concentrations of credit risk – cash

At September 30, 2003 and 2002, the Company had cash balances in excess of federally insured limits. However, the Company does not believe that it is subject to any unusual credit risk beyond the normal credit risk associated with commercial banking relationships.

Use of estimates

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements along with the revenues and expenses during the reporting period. Actual results could differ from those estimates.

Depreciation

Depreciation is determined by straight-line and accelerated methods. Estimated useful lives are as follows:

	Years
Furniture and equipment	5 - 7
Leasehold improvement	39

Depreciation expense was $20,866 in 2003 and $31,660 in 2002.

Statement of cash flows

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

There were no cash payments for income taxes in 2003. Cash payments for income taxes totaled $700 in 2002.

Cash payments for interest totaled $370 in 2003 and $341 in 2002.

LIEBLONG & ASSOCIATES, INC.

NOTES TO FINANCIAL STATEMENTS

Note 1: Summary of significant accounting policies (continued)

Statement of cash flows (continued)

Noncash investing activities in 2003 include net unrealized gains in marketable securities of $50,700 and the exercise of 300 NASD warrants at a cost of $3,300 for 300 shares of stock. NASD stock is classified as available for sale at September 30, 2003.

Note 2: Net capital requirements

The Company is a member of the National Association of Securities Dealers, Inc. (NASD), and is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires that the ratio of aggregate indebtedness to net capital shall not exceed 8 to 1, and that equity capital may not be withdrawn, or cash dividends paid, if the resulting net capital ratio would exceed 10 to 1. At September 30, 2003, the Company's net capital was $383,738, which was $283,738 in excess of its minimum requirement of $100,000.

Note 3: Investment in non-marketable securities

The investment in non-marketable securities consists of the cost of warrents for approximately 3,572 shares of stock in the NASD. These warrents may be exercised beginning in March 2003 for a per share price of $13 to $16 and expire at various times through December 2007.

Note 4: Marketable securities

Cost and fair value of marketable securities at September 30, 2003, are as follows:

	Amortized Cost	Unrealized Gains	Gross Unrealized Losses	Fair Value
Available-for-sale				
Debt securities	$ 155,134	$ 74,366	$ -	$ 229,500
Equity securities	3,300	-	886	2,414
Totals	$ 158,434	$ 74,366	$ 886	$ 231,914

Available-for-sale securities are carried in the financial statements at fair value. Net unrealized holding gains on available-for-sale securities in the amount of $73,480 for the year ended September 30, 2003 have been included in accumulated other comprehensive income.

LIEBLONG & ASSOCIATES, INC.

NOTES TO FINANCIAL STATEMENTS

Note 5: Note payable

Note payable consists of the following:

	2003	2002
1.90% note payable to a finance company, due $351.87 monthly, including interest, through August 2005, secured by an automobile	$ 7,262	$ 11,638
Less current maturities	3,428	4,037
	$ 3,834	$ 7,601

Future maturities of long-term debt at September 30, 2003 are as follows:

2004	$ 3,428
2005	3,834
	$ 7,262

Note 6: Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 under section (k)(2)(ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

Note 7: Other comprehensive income

The Company has adopted FASB statement no. 130, "Reporting Comprehensive Income". FASB statement no. 130 requires the reporting of comprehensive income in addition to net income from operations. Comprehensive income is a more inclusive financial reporting methodology that includes disclosure of certain financial information that historically has not been recognized in the calculation of net income.

At September 30, 2003, the Company had net unrealized gains on marketable securities composed of the following:

Unrealized gains	$ 73,480
Deferred income taxes	(22,780)
Net unrealized gains	$ 50,700

Note 8: Income taxes

Income tax expense is composed of the following:

	2003	2002
Current expense:		
Federal	$ 10,504	$ 2,021
State	3,286	413
Income tax expense	$ 13,790	$ 2,434

LIEBLONG & ASSOCIATES, INC.

NOTES TO FINANCIAL STATEMENTS

Note 8: Income taxes (continued)

The effective income tax rate is different form the expected statutory federal rate primarily because of the graduated tax rates, nondeductible expenses and state income taxes.

The deferred income taxes relate to the net unrealized gains on marketable securities and consist of the following at September 30, 2003:

Federal	$ 18,370
State	4,410
Total deferred income taxes	$ 22,780

Note 9: Off-balance-sheet risk and concentration of credit risk

Pursuant to a clearing agreement, the Company introduces all of its securities transactions to its clearing broker on a fully disclosed basis. Therefore, all of the customers' money balances and security positions are carried on the books of the clearing broker. Under certain conditions, as defined in the clearing agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the securities transactions introduced by the Company.

Note 10: Operating leases

The Company leases office space and equipment under operating leases. Following is a schedule of minimum lease payments at September 30, 2003:

2004	$ 22,703
2005	409
	$ 23,112

Rent expense for the years ended September 30, 2003 and 2002 was $90,290, and $92,495, respectively.

Note 11: Related party transactions

Included in travel, meals and entertainment is $448,200 for 2003 and $596,400 for 2002 in airplane charter expense paid to Lieblong Transport, Inc., which is related to the Company through common ownership.

Related party receivables consist of the following at September 30:

Entity/Description	Relationship	2003	2002
Lieblong Farms	Common ownership	$ 831	$ 831
Stockholder receivable	Stockholder	24,455	19,104
		$ 25,286	$ 19,935

LIEBLONG & ASSOCIATES, INC.

NOTES TO FINANCIAL STATEMENTS

Note 11: Employee benefit plan

The Company has a Savings Incentive Match Plan for Employees of Small Employers (SIMPLE) Plan which covers substantially all employees. The employer must match the employees' contributions up to 3% of each employee's compensation. During 2003 and 2002 the Company contributed $7,312 and $18,286, respectively, to the SIMPLE Plan.


Hudson
Cisne
& Co. LLP
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17A-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3

Board of Directors
Lieblong & Associates, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Lieblong & Associates, Inc., for the year ended September 30, 2003, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Hudson, Cisne, & Co. LLP
11412 Huron Lane
Little Rock, AR 72211
Phone: (501) 221-1000
Fax: (501) 221-9236

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2003, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Hudson, Cone & Co. LLP

October 29, 2003



REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
Lieblong & Associates, Inc.

We have audited the financial statements of Lieblong & Associates, Inc. as of September 30, 2003, and for the fiscal year then ended, and have issued our report thereon dated October 29, 2003. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying supplementary schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Hudson, Cisne & Co. LLP

October 29, 2003

Hudson, Cisne, & Co. LLP
11412 Huron Lane
Little Rock, AR 72211
Phone: (501) 221-1000
Fax: (501) 221-9236

LIEBLONG & ASSOCIATES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

SEPTEMBER 30, 2003

Net capital:		
Total stockholder's equity		$ 682,804
Add liabilities subordinated to claims of general creditors allowable in computation of net capital		-
Total capital and allowable subordinated liabilities		682,804
Less nonallowable assets and deductions:		
Accrued interest receivable		27,733
Related party receivables		25,286
Property and equipment, less accumulated depreciation		120,369
Other assets		57,903
		231,291
Net capital before haircuts on securities positions		451,513
Haircuts on securities		67,775
Net capital		$ 383,738
Aggregate indebtedness, total liabilities exclusive of liabilities subordinated to claims of general creditors		$ 91,694
Computed minimum net capital required (6.67% of aggregate indebtedness)		$ 6,116
Minimum net capital required		$ 100,000
Excess net capital ($383,738 - $100,000)		$ 283,738
Percentage of aggregate indebtedness to net capital	$ 91,694 / $ 383,738	24%

No material differences existed at September 30, 2003, therefore the Company was not required to include a reconciliation of net capital to the Form X-17A-5.